LINKTONE SIGNS AGREEMENT TO ACQUIRE 49% OF ECHINAMOBILE, A SUBSIDIARY OF ECHINACASH

SHANGHAI, China, June 19, 2007 — Linktone Ltd. (Nasdaq: LTON), a leading provider of wireless interactive media and entertainment products and services to consumers in China, announced today that the Company has signed an agreement with eChinaCash “eCC” to purchase a 49% equity stake in eChinaMobile (BVI) Ltd, a wholly owned subsidiary of eCC. Under the terms of the agreement, as joint owners of eChinaMobile, both Linktone and eCC will engage in cross-selling promotional opportunities by leveraging each company’s extensive customer resources. As an US-incorporated, Beijing-based company, eCC is a leading provider in the emerging Chinese market of advanced customer relationship management (CRM), brand management & target marketing programs, and strategic & direct marketing management of large scale nationwide promotion campaigns. eCC builds and maintains customer loyalty affinity programs and payment card programs for large corporations and financial institutions which include Chinese blue chip companies such as Sinopec and Air China. One of the primary objectives of eChinaMobile is to establish a user-friendly platform to provide wireless value added services and original content to eCC’s clients.

Linktone Chief Executive Officer Michael Li commented, “We are pleased to announce this agreement between Linktone and eCC, one of China’s leading market integration companies. Through this agreement, Linktone will further strengthen its cross-media strategy as our new media product offerings combined with eCC’s traditional client base will position both companies for enhanced market penetration of services through mutual cooperation. This is yet another example of how Linktone can increase reach and value through our core wireless competencies.”

eCC’s programs are designed to increase product sales, customer retention, and loyalty; improve cash collection; and provide strategic marketing programs to enhance eCC clients’ brand image. Linktone and eCC will have the rights to create and market Wireless Value Added Services, Mobile Commerce, Mobile Advertising, and Enterprise Applications in conjunction with these programs.

eCC Chief Executive Officer Andrew Beck stated, “Through client and partner cross-promotions and corporate sponsorships, our customized integrated marketing programs are scalable and expandable, allowing eCC to work with multinational, national and regional Chinese companies to further increase product sales and promote brand image. Linktone’s wireless platforms will create a value-added springboard by leveraging our extensive database of clients to an even broader spectrum of services via the mobile phone which include point redemption programs and cross-selling opportunities.”

About Linktone Ltd.

Linktone Ltd. is one of the leading providers of wireless interactive entertainment services to consumers and advertising services to enterprises in China. Linktone provides a diverse portfolio of services to wireless consumers and corporate customers, with a particular focus on media, entertainment and communications. These services are promoted through the Company’s and our partners cross-media platform which merges traditional and new media marketing channels, and through the networks of the mobile operators in China. Through in-house development and alliances with international and local branded content partners, the Company develops, aggregates, and distributes innovative and engaging products to maximize the breadth, quality and diversity of its offerings.

ABOUT eCC

eChinaCash, Inc. (the “Company”) develops, markets and manages payment card solutions, applications programs and special client services with sophisticated database management loyalty affinity programs for major industrial and financial companies in China. The Company’s customized marketing programs - combining brand management, database management, advanced CRM programs, customer acquisition and premium fulfillment systems, mCommerce and eCommerce programs, nationwide call center and operations platforms - enable its clients to rapidly establish service platforms and applications that (i) attract new customers, (ii) enhance customer loyalty, (iii) increase product sales, (iv) enhance profitability, and (v) improve cash collection and control.

Founded in 2000, the Company is led by its Chairman, Peter Norton. Mr. Norton was the founder of Peter Norton Computing, Inc. and the creator of the highly popular Norton Anti-Virus© suite of software programs. In addition to his recognized presence in the United States, Peter Norton is a highly respected figure in the Chinese technology market and has participated in negotiating the Company’s agreements in China. Mr. Norton continuously advances the Company’s strong corporate relationships by being directly involved with the Company, recently illustrated by his direct participation in the Fortune 500 Global event held in Beijing in May 2005.

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: current or future changes in the policies of the PRC Ministry of Information Industry and the mobile operators in China or in the manner in which the operators enforce such policies; the risk that other changes in Chinese laws and regulations, or in application thereof by other relevant PRC governmental authorities, could adversely affect Linktone’s financial condition and results of operations; the risk that Linktone will not be able to compete effectively in the wireless value-added services market in China for whatever reason, including competition from other service providers or penalties or suspensions for violations of the policies of the mobile operators in China; the risk that Linktone will not be able to develop and effectively market innovative services; the risk that Linktone will not be able to effectively control its operating expenses in future periods or make expenditures that effectively differentiate Linktone’s services and brand; and the risks outlined in Linktone’s filings with the Securities and Exchange Commission, including its registration statement on Form F-1 and annual report on Form 20-F. Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Investor Relations
Edward Liu Linktone Ltd. Tel: 86-21-6361-1583 Email: edward.liu@linktone.com	Brandi Piacente The Piacente Group, Inc. Tel: 212-481-2050 Email: brandi@thepiacentegroup.com